CONSENT OF FREDERICK WILLIAM NIELSEN

I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Nevsun Resources Ltd. (the "Company") being filed with the United States Securities and Exchange Commission:

1.

The technical report dated February, 2004 titled "Exploration and Drilling Program on the Bisha Property” prepared by Robin Chisholm and Thomas Carpenter of Taiga Consultants Ltd. and F. William Nielsen (the “Bisha Report”), and the qualifying certificate I executed in connection with the Bisha Report dated February 2004, as amended April 2004;

2.

The technical report dated March 27, 2003 titled “Segala Main and Northwest Resource” prepared by Shaun P. Hackett of Snowden Mining Industry Consultants and F. William Nielsen (“Segala Resource Report”) and the qualifying certificate I executed in connection with the Segala Resource Report dated April 2, 2003;

3.

The technical report on the Tabakoto property, dated May 17, 2004, and the qualifying certificate I executed the same date in connection with this report;

4.

The technical report on the Segala property, dated May 17, 2004 and the qualifying certificate I executed the same date in connection with this report;

5.

The annual information form of the Company dated June 15, 2004 and the annual information form of the Company dated February 26, 2003, which includes reference to my name in connection with information relating to the Bisha, Segala and Tabakoto Projects; and

6.

The material change reports and press releases dated June 16 and June 7, 2004, May 20, 2004, April 27 and April 7, 2004, March 22 and March 5, 2004, January 27, and January 12, 2004, December 17, 2003, December 1, 2003, October 28, 2003, January 21, 2003 and January 15, 2003 which include reference to my name in connection with the Bisha, Segala and Tabakoto Projects.

June 24, 2004, at Vancouver, BC

__”signed”______________
F.William Nielsen, P.Geo